UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                  PITTSBURGH & WEST VIRGINIA RAILROAD
            --------------------------------------------------
            (Exact Name of Issuer as Specified in its Charter)

                              COMMON STOCK
                   ------------------------------
                   (Title of Class of Securities)

                               72481910-7
                         ---------------------
                             (CUSIP Number)

                            David H. Lesser
                              212-750-0373
                   Pittsburgh & West Virginia Railroad
                            55 Edison Avenue
                         West Babylon, NY 11704
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(Name, Address and Telephone Number of Person Authorized to Receive
                     Notices and Communications)


                            March 29, 2011
       ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13D
CUSIP No. 72481910-7
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1  NAMES OF REPORTING PERSONS

 	 David H. Lesser
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                     (a) [_]
                                                             (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

      PF
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                 [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                 7     SOLE VOTING POWER		1,075
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		119,920
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		1,075

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		119,920

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

David H. Lesser ("DHfL") directly owns 1,075 shares of common stock. In addition, partnerships owned and/or managed by DHL own 119,920.
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [X] See Item 5, footnote (1) below.
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      7.45%
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14 TYPE OF REPORTING PERSON*

      IN
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SCHEDULE 13D
CUSIP No. 72481910-7

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1  NAMES OF REPORTING PERSONS

	Hudson Bay Partners, LP
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                      (a) [_]
                                                              (b) [X]
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*

      CO
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                       [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States
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                 7     SOLE VOTING POWER		85,210
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		N/A
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		85,210

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		N/A

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      85,210 shares of common stock
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.25%
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14 TYPE OF REPORTING PERSON*

      PN
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SCHEDULE 13D
CUSIP No. 72481910-7

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1  NAMES OF REPORTING PERSONS

	HBP PW, LLC
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                      (a) [_]
                                                              (b) [X]
---------------------------------------------------------------------
3  SEC USE ONLY
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4  SOURCE OF FUNDS*

      CO
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5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware, United States
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                 7     SOLE VOTING POWER		34,710
NUMBER
OF               ----------------------------------------------------
SHARES           8     SHARED VOTING POWER		N/A
BENEFICIALLY
OWNED            ----------------------------------------------------
                 9     SOLE DISPOSITIVE POWER		34,710

                -----------------------------------------------------
                10     SHARED DISPOSITIVE POWER		N/A

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,710 shares of common stock
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12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

      [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.14%
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14 TYPE OF REPORTING PERSON*

      PN
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Item 1.  Security and Issuer.

The class of securities to which this statement relates is common shares of beneficial interest, no par value, (the "Common Shares") of Pittsburgh & West Virginia Railroad (the "Company" or "Issuer"). The address of the principal executive offices of the Company is:

David H. Lesser
CEO & Chairman of the Board of Trustees
Pittsburgh & West Virginia Railroad
55 Edison Avenue
West Babylon, NY 11704

Item 2.  Identity and Background

This statement is filed on behalf of each of David H. Lesser ("DHL"), a United States citizen, Hudson Bay Partners, LP, a Delaware limited partnership ("Hudson Bay"), and HBP PW, LLC, a Delaware limited liability company ("HBP") (collectively, the "Reporting Persons"). DHL is the sole owner and managing partner of Hudson Bay and the managing member of HBP. The address for the Reporting Persons is:

55 Edison Avenue
West Babylon, NY 11704

DHL is the CEO and Chairman of the Board of Trustees of the Company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The responses to Items 4 and 6 are incorporated herein by reference.

Item 4.  Purpose of Transaction.

The shares were acquired by the Reporting Persons for investment. The Reporting Persons reserve the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.

Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, "Issuer Securities"), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities.

Item 5.  Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, 120,995 Common Shares or 7.45% of the total number of the Common Shares outstanding. The interests are owned directly or indirectly as follows:


				Sole Power to	Shared Power to
				Direct Voting	Direct Voting        	Total
				& Disposition   & Disposition		Shares
				--------------	---------------		-----------
David H. Lesser(1)		 1,075		119,920			120,995

Hudson Bay
Partners, LP(2)			85,210		      0		 	85,210

HBP PW, LLC(3)			34,710		      0	 		34,710
_________
(1) David H. Lesser ("DHL") may be deemed to have sole power to direct the voting and disposition of 1,075 Common Shares. On March 28, 2011,
DHL acquired 75 Common Shares at a purchase price of $9.00 through the exercise of his rights pursuant to the Company's rights offering. Prior to this transaction, DHL owned 1,000 Common Shares. MEL Generation
Skipping Trust, a trust set up for the children of DHL, ("MEL Trust") owns 10,383 shares. DHL disclaims any beneficial, pecuniary or residual interest in MEL Trust, does not serve as Trustee and does not have the power to revoke the MEL Trust.

(2) DHL owns 100% of Hudson Bay Partners, LP ("Hudson Bay"). Hudson Bay may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 85,210 Common Shares. On March 28, 2011, Hudson Bay acquired 3,523 Common Shares at a purchase price of $9.00 through the exercise of its rights pursuant to the Company's rights offering and on March 29, 2011, Hudson Bay acquired 34,709 Common Shares at a purchase price of $9.00 pursuant to a standby purchase agreement with the Company as part of the Company's rights offering. Prior to these transactions, Hudson Bay owned 46,978 Common Shares.

(3) DHL is the managing member of HBP PW, LLC ("HBP"). HBP may be deemed to have sole power and DHL may be deemed to have shared power to direct the voting and disposition of 34,710 Common Shares. On March 29, 2011, HBP acquired 34,710 Common Shares at a purchase price of $9.00 pursuant to a standby purchase agreement with the Company as part of the Company's rights offering. Prior to this transaction, HBP owned 0 Common Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships

David H. Lesser is the CEO and Chairman of the Board of Trustees of the Company. There are no contracts, arrangements or understandings with respect to securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.



SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





DAVID H. LESSER

By: 		/s/ David H. Lesser
Date:		April 7, 2011



HUDSON BAY PARTNERS, LP

By: 		/s/ David H. Lesser
Name: 		David H. Lesser
Title:		Managing Partner
Date:		April 7, 2011



HBP PW, LLC

By: 		/s/ David H. Lesser
Name: 		David H. Lesser
Title:		Managing Member
Date:		April 7, 2011